Via Edgar and U.S. Mail

January 3, 2018

Ms. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Re:	Kirby Corporation
Form 10-K for the Fiscal Year ended December 31, 2016 Filed February 23, 2017
Form 10-Q for the Fiscal Quarter Ended September 30, 2017 Filed November 8, 2017
File No. 001-07615

Dear Ms. Shenk:

We have received your comment letter dated December 19, 2017 on our 2016 Form 10-K and Form 10-Q for the quarter ended September 30, 2017 and below are our responses to your comments.   Set forth below in italics are the comments made by the staff in your letter followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis
Cash Flow and Capital Expenditures, page 38

1.
Net cash provided by operating activities in 2016 decreased by 21%, or approximately $107 million, from 2015.  Your analysis cites non-cash expenses, a decrease in accrual based net earnings (which includes the non-cash expenses), and a change in operating assets and liabilities as factors for the decrease.  Please provide a more robust analysis for the decrease.  Your analysis should address the material drivers underlying factors cited.  Note that citing noncash items as well as net earnings and changes in assets and liabilities may not provide a sufficient basis to understand how actual operating cash was impacted.  Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance.  Please provide us with a copy of your intended revised disclosure.  Additionally, please conform the disclosure contained in your interim period filings.

55 Waugh Drive Suite 1000 P.O. Box 1745  Houston,  Texas 77251 713/435-1000  Fax 713/435-1010

Ms. Lyn Shenk
Securities and Exchange Commission
January 3, 2018

Response:

Following is a more detailed analysis of the changes in net cash provided by operating activities.  We will include comparable explanations in future filings pursuant to the guidance cited.

The Company continued to generate favorable operating cash flow during 2016 with net cash provided by operating activities of $414,038,000 compared with $521,305,000 of net cash provided by operating activities for 2015.  The largest component contributing to the $107,267,000 decrease in net cash provided by operating activities in 2016 as compared to 2015 was a decline in the revenues and operating income of the marine transportation segment and the diesel engine services segment, resulting in an $85,166,000 decrease in net earnings.  The revenues and operating income of the marine transportation segment declined during 2016 due to lower pricing on inland term and spot contracts and lower equipment utilization, as well as an increase in the number of coastal vessels operating in the spot market which led to lower utilization and an increase in non-billable repositioning and port expenses.  The revenues and operating income of the diesel engine services segment also declined during 2016 due to the lack of demand for the manufacture of pressure pumping units and other oilfield service equipment and for the sale and distribution of engines, transmissions and parts due to the impact of the decline in the price of crude oil and decreased drilling activity in North American shale formations.

The 2016 year also experienced a net decrease in cash flows from changes in operating assets and liabilities of $12,452,000 compared with a net increase in 2015 of $3,530,000. The 2016 year experienced a net decrease in cash flow from changes in operating assets and liabilities primarily due to an increase in accounts receivable driven by slower collections at the Company’s marine transportation segment and several large projects billed late in the 2016 fourth quarter in the diesel engine services segment as well lower employee compensation accruals for 2016 and a decrease in deferred revenues as a result of decreased advance billings in the coastal marine transportation market and in the diesel engine services power generation market.  The 2015 year experienced a net increase in operating assets and liabilities primarily due to a decrease in receivables in 2015 due to reduced business activity levels partially offset by increases in land-based inventory due to lower activity levels and parts ordered prior to customer order cancelations or delays and lower accounts payable due to decreased business activity levels in the land-based diesel engine services market.

Controls and Procedures
Disclosure Controls and Procedures, page 60

2.
Your conclusion refers only to a portion of disclosure controls and procedures defined by Exchange Act Rules 13a-15(e) and 15d-15(e).  In this regard, it appears your conclusion applies only to the portion referred to.  Please confirm to us and revise to clarify, if true, that your conclusion is in regard to the entirety of disclosure controls and procedures as defined.  Additionally, please conform the disclosure in regard to controls and procedures contained in your interim period filings.

55 Waugh Drive Suite 1000 P.O. Box 1745  Houston,  Texas 77251 713/435-1000  Fax 713/435-1010

Ms. Lyn Shenk
Securities and Exchange Commission
January 3, 2018

Response:

We confirm that the conclusion of our Chief Executive Officer and Chief Financial Officer with respect to disclosure controls and procedures does relate to the entirety of disclosure controls and procedures as defined.  In future filings, in response to this comment, we will revise the disclosures in Item 9A. Controls and Procedures, Disclosure Controls and Procedures in the Form 10-K and Item 4.  Controls and Procedures in the Form 10-Q to read as follows:

“The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)), as of Month DD, YYYY, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of Month DD, YYYY, the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) is accumulated and communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.”

 Form 10-Q for Fiscal Quarter ended September 30, 2017

Management’s Discussion and Analysis
Distribution and Services, page 22

3.
We note each of distribution and services segment revenue and segment profit for 2015 decreased 39% and 68%, respectively, compared to 2014.  We note the decline in this segment’s operations continued in 2016 with each of revenue and segment profit for 2016 decreasing 38% and 83%, respectively, compared to 2015.  We further note the significant- increase in this segment’s revenue and segment profit for the nine months ended September 30, 2017, and the operating margin for this period was 10.2% compared with margins of 7.5%, 3.9% , and 1.1% for the 2014, 2015, and 2016 annual periods, respectively.  If recent significant growth in this segment is indicative of a material known trend, please explain to us in detail the reasons for this trend and provide a detailed discussion in your filing identifying and explaining this trend, including your assessment of the specific factors underlying this trend, and whether they are indicative of future segment operating results.  See the lead in paragraph of Item 303(b) and Item 303(a)(3)(ii) of Regulation S-K.

55 Waugh Drive Suite 1000 P.O. Box 1745  Houston,  Texas 77251 713/435-1000  Fax 713/435-1010

Ms. Lyn Shenk
Securities and Exchange Commission
January 3, 2018

Response:

The results of the distribution and services segment are largely influenced by the economic cycles of the land-based oilfield service and oil and gas operator and producer markets, marine, power generation, on-highway and other industrial markets.  During 2015 and 2016, lower crude oil prices resulted in a decrease in the number of oil and gas wells being drilled.  Oilfield service companies reduced their capital spending, resulting in decreased demand for new parts and equipment, including pressure pumping units, provided by the distribution and services segment.  In early 2015, an estimated 19.5 million horsepower of pressure pumping units were working in North America.  The Company also services offshore supply vessels and offshore drilling rigs operating in the Gulf of Mexico, as well as internationally.  Low energy prices negatively impacted the number of wells drilled in the Gulf of Mexico and international waters.  By late 2016, the working horsepower in North America had declined to an estimated 9.0 million.  These contributing factors resulted in a negative impact on the distribution and services segment’s revenue and profit in 2015 and 2016.

The United States land rig count has improved in 2017 from the lows in 2016, oil prices have traded in the $40 to $60 per barrel range during 2017 and service intensity in the well completion business has increased.  In addition, the condition of the industry’s pressure pumping fleet remains poor.  Based on these positive conditions, the Company anticipates the trend to continue for the strong demand for pressure pumping unit remanufacturing and the increased demand is anticipated to generate orders for the manufacture of new pressure pumping units and ancillary oilfield service support equipment, resulting in a continued trend of increased revenues and profit in the distribution and services segment for the fourth quarter of 2017 and into the 2018 year.

As noted in Footnote (3) Acquisitions, on September 13, 2017, the Company completed the acquisition of the assets of Stewart & Stevenson LLC (“S&S”), a global manufacturer and distributor of products and services for the oil and gas, marine, construction, power generation, transportation, mining and agricultural industries.  The higher revenue and profit in the nine months ended September 30, 2017 included S&S operations for the last 17 days of the quarter during which S&S was owned by the Company.  While the revenues and profit for S&S reflected healthy demand for service work, parts sales and the manufacturing of pressure pumping equipment, S&S also benefited from elevated demand in September for rental equipment and increased service work as a result of pent-up demand following Hurricanes Harvey, Irma and Maria.

In future filings, we confirm that we will explain in detail the reasons for trends in the distribution and services segment revenue and profit results, including our assessment of the specific factors underlying the trends and whether they are indicative of future segment operating results.

55 Waugh Drive Suite 1000 P.O. Box 1745  Houston,  Texas  77251 713/435-1000  Fax 713/435-1010

Ms. Lyn Shenk
Securities and Exchange Commission
January 3, 2018

* * * * *

In connection with responding to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 713-435-1000 if you have any questions.

Sincerely,

/s/ David W. Grzebinski
David W. Grzebinski
President and Chief Executive Officer

cc: Joseph H. Pyne – Chairman

55 Waugh Drive Suite 1000 P.O. Box 1745  Houston,  Texas 77251 713/435-1000  Fax 713/435-1010